Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009 (a)
Net income from continuing operations attributable to Ameren Energy Generating Company	$22,842	$159,869
Less- Net income attributable to noncontrolling interest	(1,412)	(2,007)
Add- Taxes based on income	18,492	101,148

Net income before income taxes and noncontrolling interest	42,746	263,024
Add- fixed charges:
Interest on short-term and long-term debt (b)	18,256	60,045
Estimated interest cost within rental expense	76	307
Amortization of net debt premium, discount, and expenses	272	866

Total fixed charges	18,604	61,218

Earnings available for fixed charges	$61,350	$324,242

Ratio of earnings to fixed charges	3.29	5.29

(a)

Effective January 1, 2010, Ameren Energy Generating Company (Genco) acquired an 80% ownership interest in Electric Energy, Inc. (EEI) from an Ameren subsidiary as a result of an internal organization. In accordance with authoritative guidance, both periods presented reflect the combined Genco and EEI results.

(b)	Includes interest expense related to uncertain tax positions.